EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Bancorp Rhode Island, Inc.

We consent to incorporation by reference in the registration statement on Form S-8, File No. 333-135898, of Bancorp Rhode Island, Inc. of our reports dated March 9, 2007, with respect to the consolidated balance sheets of Bancorp Rhode Island, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of the internal control over financial reporting as of December 31, 2006, which reports appear in the Annual Report on Form 10-K of Bancorp Rhode Island, Inc.

/s/ KPMG LLP

Providence, Rhode Island
March 9, 2007